Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 NAME AND ADDRESS

Rusoro Mining Ltd. (the “Issuer”)
Suite 2164, 1055 Dunsmuir Street, Four Bentall Centre
Vancouver, BC V7X 1B1

ITEM 2 DATE OF MATERIAL CHANGE

March 19, 2009

ITEM 3 NEWS RELEASE

The Issuer issued a press release through Canada Newswire under the date of March 19, 2009.

ITEM 4	SUMMARY OF MATERIAL CHANGE:

The Issuer has closed its previously announced overnight marketed public offering.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer has closed its previously announced overnight marketed public offering in which Canaccord Capital Corporation acted as lead underwriter to a syndicate including GMP Securities L.P. (the “Underwriters”).

At the discretion of the Issuer and the Underwriters, the gross proceeds of the financing have been reduced from the amount previously stated in the Prospectus, to a total of $80,000,400 through the offering of 133,334,000 common shares at a price of C$0.60 per share (the “Offering”).

The Issuer intends to use the net proceeds from the Offering for capital expenditures on its Venezuelan gold properties and for general corporate purposes.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 EXECUTIVE OFFICER

To obtain further information, contact George Salamis, President at 604-632-4044.

ITEM 9 DATE OF REPORT

March 23, 2009